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# Ivan Hopkinson • 2nd

Barrel Head Brewhouse

San Francisco Bay Area

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Barrel Head Brewhouse

Academy of Art University

See contact info

324 connections

Ivan Hopkinson is a giant Hobbit and direct descendant of Conan the Barbarian!

## Highlights

**1 Mutual Connection**

You and Ivan both know Jonny Price

## Experience

**Captain**

Barrel Head Brewhouse

Jan 2010 – Present · 9 yrs 2 mos

1785 Fulton St. San Francisco Bay Area

Everything!!!!!!!!!!

## Education

**Academy of Art University**

Masters, Production Management & Advertising

2001 – 2004

**BADA -- British Academy**

Bachelor

1997 – 2000

## Licenses & Certifications

**My Mom says I'm AWESOME.**

My Mother

Credential ID 007

See credential

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## Learn the skills Ivan has

**Product Marketing Foundations**
Viewers: 4,027

**Communication withi Teams**
Viewers: 50,454

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## Skills & Endorsements

**Food** · 9
Robert Burpee and 8 connections have given endorsements for this skill

**Social Media** · 9
Brian Craig Carver and 8 connections have given endorsements for this skill

**Food & Beverage** · 5
Amanda Clements and 4 connections have given endorsements for this skill

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## Recommendations

Received (1) Given (1)

**Natasha Hopkinson**
Landscape Design & Garden Theory
August 4, 2013, Ivan worked with Natasha in the same group

Ivan makes incredible beer!

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